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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                   Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: May 27, 2004
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

MTS/ALLSTREAM ACQUISITION DEPOSIT DEADLINE TO SUBMIT
LETTERS OF TRANSMITTAL EXTENDED TO JUNE 1, 2004

TORONTO, May 26, 2004 — Allstream Inc. (TSX:ALR.A; ALR.B; NASDAQ: ALLSA; ALLSB) ("the Company" or "Allstream") announced today that the deposit date for holders of Allstream's Class A Voting and Class B Limited Voting Shares to submit completed letters of transmittal and Allstream share certificates in exchange for MTS shares and cash has been extended to June 1, 2004 from the previous deposit date of May 27, 2004. The deposit deadline has been extended in accordance with the Plan of Arrangement in order to provide Allstream shareholders with additional time to deposit their letters of transmittal. It is anticipated that the closing of the Arrangement Transaction will occur in early June, in accordance with the terms and conditions of the Arrangement Agreement.

Allstream shareholders should complete the letter of transmittal and deliver it with share certificates to CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on June 1, 2004, in accordance with the instructions contained in the letter of transmittal. Failure to deliver a duly completed letter of transmittal by such time (or the delivery of a letter of transmittal which does not contain a declaration of Canadian residency), will result in the disentitlement to receive common shares of MTS upon the consummation of the transaction. Shareholders who have already deposited completed letters of transmittal and share certificates do not need to re-submit.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Focused on the Business market, Allstream collaborates with customers to create tailored solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive communication solutions provider in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B and the NASDAQ National Market system under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Allstream Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the

Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated April 8, 2004, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:

Media:
May Chong, Allstream
416-345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES
MTS/ALLSTREAM ACQUISITION DEPOSIT DEADLINE TO SUBMIT LETTERS OF TRANSMITTAL EXTENDED TO JUNE 1, 2004